UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 001-38051

China Rapid Finance Limited

5th Floor, Building D, BenQ Plaza

207 Songhong Road

Changning District, Shanghai 200335

People’s Republic of China

+86-21-6032-5999

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Rapid Finance Limited

By:	/s/ Kerry Shen
Kerry Shen Chief Financial Officer

Date: November 14, 2017

EXHIBIT INDEX

Exhibit 99.1 – Press release of China Rapid Finance Limited reporting financial results for the fiscal 2017 third quarter ended September 30, 2017.

Exhibit 99.2 – Management Presentation Materials for the Third Quarter 2017 Earnings Call

Exhibit 99.3 – Notice of Annual General Meeting of Shareholders of China Rapid Finance Limited to be held on December 15, 2017 (the “2017 AGM”).

Exhibit 99.4 – Form of Proxy for the 2017 AGM.

Exhibit 99.5 – Depositary’s Notice of 2017 AGM.

Exhibit 99.6 – Voting Instructions of American Depositary Shares for the 2017 AGM.